UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release of Polestar Automotive Holding UK PLC, dated July 13, 2022, titled “Polestar reports 125% sales increase for first half of 2022 and reaffirms sales guidance for full year”

99.2	Communication of Polestar Automotive Holding UK PLC, dated July 13, 2022, titled “Polestar Automotive Holding UK PLC Announces Vehicle Delivery Results for First Six Months of 2022”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2022	POLESTAR AUTOMOTIVE HOLDING UK PLC

	By:	/s/ Thomas Ingenlath
	Name:	Thomas Ingenlath
	Title:	Chief Executive Officer

	By:	/s/ Johan Malmqvist
	Name:	Johan Malmqvist
	Title:	Chief Financial Officer